NO ACT

IE
12-31-14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005617

DIVISION OF
CORPORATION FINANCE

February 25, 2015

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-25-15

Scott McMillen
The Charles Schwab Corporation
scott.mcmillen@schwab.com

Re: The Charles Schwab Corporation
Incoming letter dated December 31, 2014

Dear Mr. McMillen:

This is in response to your letters dated December 31, 2014 and January 21, 2015 concerning the shareholder proposal submitted to Charles Schwab by the Heavy and General Laborers' Funds of New Jersey. We also have received a letter from the proponent dated January 16, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Jennifer O'Dell
Laborers' International Union of North America
jodell@liuna.org

February 25, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Charles Schwab Corporation
Incoming letter dated December 31, 2014

The proposal relates to the chairman of the board.

There appears to be some basis for your view that Charles Schwab may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Charles Schwab's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Charles Schwab omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Charles Schwab relies.

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE CHARLES SCHWAB CORPORATION
211 Main Street, San Francisco, California 94105

January 21, 2015

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: ***The Charles Schwab Corporation — Omission of Stockholder Proposal Submitted by the Heavy and General Laborers' Funds — Response to Proponent's Letter of January 16, 2015***

Ladies and Gentlemen:

By letter dated December 31, 2014 (the "*Initial Request*"), The Charles Schwab Corporation (the "*Company*") requested the concurrence of the staff of the Division of Corporation Finance (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") that the Company may exclude the stockholder proposal and supporting statement (the "*Proposal*") submitted by the Heavy and General Laborers' Funds of New Jersey Local 472 and 172 (the "*Proponent*") under Rules 14a-8(b) and 14a-8(f), because the Proponent failed to prove eligibility to submit the Proposal, and Rule 14a-8(i)(3), because the Proposal contains false and misleading statements. On January 16, 2015, the Proponent submitted a letter (the "*Proponent Letter*") to the Staff and the Company. The Proponent Letter and its attachments show that the Proponent failed to prove eligibility timely under Rule 14a-8(f). This letter supplements the Company's Initial Request and responds to statements in the Proponent's Letter. The Company also respectfully reiterates its request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal from its proxy materials (the "*Proxy Materials*") to be distributed by the Company in connection with its 2015 annual meeting of stockholders (the "*2015 Annual Meeting*").

Proponent Failed to Provide the Required Proof of Eligibility within the 14 Calendar Day Deadline of Rule 14a-8(f)

Rule 14a-8(f) provides that a proponent's response to a deficiency notice "must be postmarked, or transmitted electronically, no later than 14 days from the date [the proponent] received the company's notification." In the Initial Request, the Company noted that it was unable to validate that it had received any such information in response to its deficiency notice despite repeated requests to furnish that information. The fax transmission attached to the Proponent Letter demonstrates that the proof of eligibility was not submitted timely to the Company's deficiency notice. With that information, the Company submits the following timeline:

- On November 19, 2014, the Proponent submitted the Proposal to the Company.
- On November 26 (7 calendar days later), the Company sent a deficiency notice to the Proponent by fax and overnight mail. The Proponent Letter acknowledges that the Company's fax to it was received on November 26.[1]
- On December 11 (15 calendar days later), the Proponent submitted proof of eligibility, by fax only.

The Proponent's failure to respond to the notice within 14 calendar days of receiving the deficiency notice sent by the Company is sufficient reason to exclude the Proposal from the Proxy Materials. See Staff Legal Bulletin ("SLB") 14, § C(6). The Company declines to waive the deadline and accordingly seeks the Staff's concurrence that it may, consistent with Rule 14a-8(f) and SLB 14, exclude the Proposal from the Proxy Materials.

The Proposal is False and Misleading under Rule 14a-8(i)(3)

The Proponent Letter focuses on the fact that the Company's bylaws designate the Chairman position as an "officer" of the Company and not as an "executive officer." The bylaws of the Company are promulgated under the Delaware General Corporation Law ("*DGCL*"), which identifies only the term "officer." See DGCL § 142. There are no "executive officers" recognized under the DGCL and it is therefore unremarkable that the bylaws "fail" to make reference to the concept. Rather, that term is a functional one, defined under the federal securities laws with respect to a registrant as "its president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration, or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant." See Rule 3b-7 under the Securities Exchange Act of 1934. The duties assigned to the office of Chairman by the Company's bylaws, as noted in the Initial Request, include:

- "playing an active role in helping to build and lead" the Company;
- "working closely with the Chief Executive Officer to set the [Company's] strategy"; and
- acting as "co-spokesman for the [Company] along with the Chief Executive Officer."

The authority defined in the Company's bylaws for the Chairman are those policy-making functions that are shared with the Chief Executive Officer, i.e., leading the company, setting strategy, and acting as co-spokesman for the Company. It would not be plausible to conclude that the Chairman, under the Company's bylaws, performs anything other than an executive,

---

[1] The Company notes that it attempted to contact the Proponent two more times before submitting the Initial Request. In its letter, the Proponent acknowledges it received the fax on November 26 (and also the overnight mail delivery on November 28), evidence of which was also provided in the Company's Initial Request.

policy-making function for the Company, and the conflict in the Company's bylaws is therefore not distinguishable from those outlined in the *Deere & Company* (Nov. 4, 2013) no-action letter. The Proposal directly conflicts with the existing bylaws of the Company, making it impossible for the board and the Company's stockholders to determine with any reasonable certainty exactly what actions or measures the Proposal requires. The Proposal may therefore be excluded under Rule 14a-8(i)(3).

* * *

For the reasons discussed in the Initial Request and the additional reasons set forth in this letter, the Company continues to believe that the Proposal may be omitted in reliance on Rule 14a-8 and renews its request that the Staff concur with the Company's view that the Proposal may be omitted from the Proxy Materials. If you have any questions or need additional information, do not hesitate to contact the undersigned at (415) 667-1602.

Very truly yours,



Scott McMillen
Vice President and Associate General Counsel
Scott.McMillen@Schwab.com

cc: Charles B. O'Neill (via facsimile 973-589-1180, overnight mail and email ssillen@hglfunds.com)
Jennifer O'Dell (via email jodell@liuna.org and overnight mail)

HEAVY AND GENERAL LABORERS' FUNDS OF NEW JERSEY

Local 472 . Local 172

Joseph P. Madden Building . 700 Raymond Boulevard
Newark, New Jersey 07105
Phone: 973-589-5050 Fax: 973-589-1180

January 16, 2015

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-1090

Re: The Charles Schwab Corporation's No-action Request Regarding the Shareholder Proposal Submitted by the Heavy and General Laborers' Funds of New Jersey Local 472 and 172

Dear Sir or Madam:

The Heavy and General Laborers' Funds of New Jersey Local 472 and 172 (the "Fund") hereby submits this letter in reply to The Charles Schwab Corporation's ("Schwab" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance ("Staff") concerning the Fund's shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2015 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal.

The Company contends that the Proposal may be excluded pursuant to Rule 14a-8(b) and 14a-8(f) because the Fund failed to provide eligibility to submit the Proposal. Specifically, the Company contends "[N]o documentary support whatsoever demonstrating the Proponent's eligibility to submit the Proposal has been submitted by the Proponent or its Representative." This statement is incorrect. Appended to this document is a copy of the record letter proving the Fund's eligibility as well as the fax confirmation proving delivery to the Company. This record letter was faxed on Dec. 11, 2014, to the same number as the one to which the Proposal was originally submitted so that it is clearly the correct number.[1]

The Company also argues that the Proposal should be excluded under Rule 14a-8(i)(3) as materially false and misleading. Its first basis for this argument is that the Proposal conflicts with the Company's bylaws, which provide that the Chairman shall be an officer of the Corporation. In support of this argument it relies on the

[1] The Company's deficiency letter was delivered by UPS to Jennifer O'Dell, assistant director of the LIUNA Department of Corporate Affairs, on Nov. 28, 2014, the Friday immediately after Thanksgiving. The letter was also delivered by UPS to the Fund on that Friday, as well as by fax to the Fund in the afternoon on Wednesday, Nov. 26, 2014, the afternoon before Thanksgiving. Both officers were closed for the holiday and reopened the following Monday.

Staff's decision in *Deere & Company* (Nov. 4, 2013). *Deere* may be distinguished, however, for in that decision the bylaws provided that the company's chairman must also be its chief executive officer. The focus of the Proposal in this case is that the chairman should not be an ***executive*** officer. The Proposal seeks to ensure that the Board is independent of management and well-positioned to fulfill its responsibilities vis-à-vis management. While the Company seeks to gloss over the difference, Schwab's bylaws provide that the Chairman be an "officer," not an executive officer. Thus, shareholders voting on the Proposal will not be confused on the matter presented for vote: A vote for the Proposal indicates that the Chair should not be an executive officer of the Company and this is not precluded in any way by the bylaw provision that the Chair is – by virtue of being Chair – considered an officer of the Company.

Next the Company argues that the first line of the Supporting Statement is false and misleading for it asserts that "[i]t is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, <u>including the Chief Executive Officer (CEO)</u> in directing the corporation's business and affairs" (emphasis added) The Company implies there is no basis for such a statement, noting that "there is no such requirement under the Delaware General Corporation Law, federal securities law, or applicable New York Stock Exchange governance standards. . . ." However, the Company ignores its own Corporate Governance Guidelines, which states in their first provision, entitled "Role of the Board of Directors" the following:

The Board of Directors, which is elected by the stockholders, is the ultimate decision-making body of the company, except with respect to those matters reserved to the stockholders. The Executive Council, led by the CEO, is responsible and accountable for the company's daily business operations.

Monitoring Operations

The CEO and Executive Council are accountable to the Board of Directors for the operation of the company.

One would be hard-pressed to read these provisions and conclude that the Supporting Statement is false and misleading in any fashion.

Finally, the Company argues that the conclusion of the Supporting Statement is false and misleading "as the chairman of the board of the Company, contrary to the assertion in the Proposal, is not "also the CEO of the Company." However, the Company fails to note that the Supporting Statement specifically identifies Mr. Charles R. Schwab "as former CEO." To the extent that the last sentence might infer otherwise, despite this clear statement that Mr. Schwab is the former, not current, CEO, the appropriate remedy would be for the Company to point this out in its Statement in Opposition. Or we would be willing to delete the last sentence. Clearly, though, excluding the Proposal on this basis would not be justified.

For the foregoing reasons, the Proponent respectfully submits that the Company has failed to satisfy its burden of persuasion and should be denied its request to be allowed to exclude the Proposal.

Sincerely,



Charles B. O'Neill
General Manager

Cc: Jennifer O'Dell
Scott McMillen, Esq.

CBO/ss



BNY MELLON

One Wall Street
12th Floor
New York, NY 10286

December 11, 2014

Ms. Carrie Dwyer
EVP, General Counsel and Corporate Secretary
The Charles Schwab Corporation
211 Main Street
San Francisco, CA 94105

Dear Ms. Dwyer:

BNY Mellon Asset Servicing as Custodian is the record holder for 22,700 shares of Charles Schwab Corporation ("Company") common stock held for the benefit of the Heavy and General Laborers' Pension Fund Local 472 & 172 of New Jersey ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to November 19, 2014, the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of "Company" stock.

Sincerely,

David P. Corrado
Vice President
Sent Via Fax: 888-368-6355

Fax Transmission Report

Date/Time : DEC-11-2014 02:07PM THU
Fax Number :
Fax Name :
Model Name : Phaser 3635MFP

No.	Remote Station	Start Time	Duration	Page	Mode	Job Type	Result
017	8781	02-06 04:20PM	00'07	001/001	EC	HS	CP
018	8780	02-06 04:33PM	00'07	001/001	EC	HS	CP
019	8708	02-06 04:37PM	00'09	001/001	EC	HS	CP
020	8700	02-06 05:08PM	00'07	001/001	EC	HS	CP
021	8312	02-06 05:14PM	00'07	001/001	EC	HS	CP
022	915167427389	02-19 10:09AM	00'10	001/001	EC	HS	CP
023	918882119900	02-26 05:03PM	02'32	007/007	EC	HS	CP
024	912126350587	02-26 05:26PM	00'49	001/002	EC	HS	FA
025	912126350587	02-26 05:30PM	01'02	002/002	EC	HS	CP
026	917149895600	03-11 08:45AM	00'30	001/001	EC	HS	CP
027	917149895600	03-11 08:47AM	00'39	002/002	EC	HS	CP
028	917149895600	03-11 08:48AM	00'41	002/002	EC	HS	CP
029	919739207910	04-01 11:07AM	06'39	015/015	G3	HS	CP
030	912394377007	04-02 12:30PM	00'40	002/002	EC	HS	CP
031	918007040852	05-01 09:59AM	02'09	007/007	EC	HS	CP
032	915188692378	05-13 11:13AM	00'37	001/001	G3	HS	CP
033	91888211990	05-19 03:43PM	00'00	000/002	EC	HS	FA
034	91888211990	05-19 03:54PM	00'00	000/002	EC	HS	FA
035	918882119900	05-19 04:21PM	00'23	002/002	EC	HS	CP
036	40131	05-29 11:40AM	00'00	000/002	EC	HS	FA
037	919082040131	05-29 11:48AM	00'35	002	EC	HS	CP
038	918882119900	06-02 05:23PM	00'27	002	EC	HS	CP
039	918776786221	06-05 02:57PM	01'10	003/003	EC	HS	CP
040	918776786221	06-05 03:00PM	00'19	001/001	EC	HS	CP
041	919082040244	06-19 01:48PM	00'54	004/004	EC	HS	CP
042	912156777918	07-16 01:46PM	00'13	001/001	EC	HS	CP
043	91876005740	07-24 10:07AM	00'00	000/003	EC	HS	FA
044	918776005740	07-28 09:18AM	02'46	003/003	EC	HS	CP
045	918776005740	07-28 09:22AM	03'24	003/003	EC	HS	CP
046	918882119900	08-19 08:56AM	04'06	003/003	EC	HS	FA
047	918882119900	08-19 09:03AM	00'22	001/003	EC	HS	CP
048	913472960216	08-22 02:47PM	00'11	001/001	EC	HS	CP
049	913472960216	08-22 02:48PM	00'10	001/001	EC	HS	CP
050	918882119900	08-25 09:59AM	00'31	003/003	EC	HS	CP
051	1201859736	08-26 12:14PM	00'00	000/003	EC	HS	FA
052	912017859736	08-26 12:16PM	01'13	003/003	G3	HS	CP
053	912488644409	09-02 09:26AM	00'34	001	G3	HS	CP
054	91749895600	10-02 09:56AM	00'00	000/002	EC	HS	FA
055	912018233311	10-08 02:19PM	00'35	004/004	EC	HS	CP
056	915188692378	10-10 01:17PM	00'52	002/002	G3	HS	CP
057	912125147292	10-20 01:19PM	01'05	002/002	EC	HS	CP
058	915188692378	10-28 03:16PM	00'51	002/002	G3	HS	CP
059	16265431972	11-17 02:09PM	00'00	000/002	EC	HS	FA
060	918882119000	11-18 03:58PM	00'00	000/002	EC	HS	FA
061	91888211990	11-18 04:00PM	00'00	000/002	EC	HS	FA
062	918882119900	11-18 05:55PM	00'21	002/002	EC	HS	CP
063	9011442079644905	12-01 12:43PM	00'33	002/002	EC	HS	CP
064	915165399372	12-08 10:30AM	01'45	003	EC	HS	FA
065	915165399372	12-11 02:02PM	00'24	001/001	EC	HS	CP
066	918883686355	12-11 02:03PM	00'23	001/001	EC	HS	CP

Abbreviations:

CP = Completed

HS:Host Send	PL:Polled Local	CP:Completed	TS:Terminated by System
HR:Host Receive	PR:Polled Remote	FA:Fail	TU:Terminated by User
MS:Mailbox Save	WS:Waiting To Send	RP:Report	G3:Group3
MP:Mailbox Print	EC:Error Correct		

HEAVY & GENERAL LABORERS' FUNDS
OF NEW JERSEY
LOCAL 472 and LOCAL 172
JOSEPH P. MADDEN BUILDING
700 RAYMOND BOULEVARD ● NEWARK, NEW JERSEY 07105



DV DANIELS NJ 070

17 JAN 2015


US POSTAGE PITNEY BOWES
ZIP 07105
$ 000.48

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-1090

20549109O



THE CHARLES SCHWAB CORPORATION
211 Main Street, San Francisco, California 94105

December 31, 2014

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: ***The Charles Schwab Corporation – Omission of Stockholder Proposal Submitted by the Heavy and General Laborers' Funds***

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") advise The Charles Schwab Corporation, a Delaware corporation (the "*Company*"), that it will not recommend enforcement action to the Commission if the Company omits from the proxy materials (the "*Proxy Materials*") to be distributed by the Company in connection with its 2015 annual meeting of stockholders (the "*2015 Annual Meeting*") the stockholder proposal (the "*Proposal*") submitted by the Heavy and General Laborers' Funds of New Jersey Local 472 and 172 (the "*Proponent*").

A copy of the Proposal and Supporting Statement, and the Proponent's cover letter submitting the Proposal, are attached as Exhibit A. Pursuant to Rule 14a-8(j), a copy of this letter is being sent simultaneously to notify the Proponent of the Company's intention to omit the Proposal from its Proxy Materials. Pursuant to Rule 14a-8(k) and Staff Legal Bulletin No. 14D, the Company requests that the Proponent concurrently provide to the undersigned a copy of any correspondence that is submitted to the Commission or the Staff in response to this letter.

The Company anticipates that its Proxy Materials will be finalized for typesetting and printing on or about March 13, 2015 and ready for filing with the Commission on or about March 27, 2015. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

For the reasons set forth below, the Company respectfully requests the Staff's concurrence that the Company may omit the Proposal from the Proxy Materials pursuant to:

- Rule 14a-8(b) and 14a-8(f)(1), as the Proponent failed to prove its eligibility to submit the Proposal, and
- Rule 14a-8(i)(3), because the Proposal and supporting statements are materially false and misleading.

THE PROPOSAL

The Proposal sets forth the following resolution to be voted on by stockholders at the 2015 Annual Meeting:

> **RESOLVED**: That the stockholders of The Charles Schwab Corporation ("Charles Schwab" or "the Company") ask the board of directors to adopt a policy that, whenever possible, the board's chairman should be an independent director who has not previously served as an executive officer of the Company. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

BASES FOR EXCLUSION

I. The Proposal May Be Excluded Pursuant to Rules 14a-8(b) and 14a-8(f), because the Proponent failed to prove eligibility to submit the Proposal.

Rule 14a-8(b)(1) provides that, to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal at the company's meeting of stockholders for at least one year by the date the stockholder submits the proposal. Rule 14a-8(b)(2) provides that, if a stockholder does not appear in the company's records as a registered holder of the requisite number or value of the company's securities, the stockholder must prove its ownership by providing a written statement from the record holder of the securities or by submitting a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 verifying that stockholder's ownership.

Rule 14a-8(f)(1) provides that, if a proponent fails to satisfy one of Rule 14a-8's procedural requirements, including the beneficial ownership requirements of 14a-8(b), the company may exclude the proposal if the company has notified the proponent of the deficiency within 14 calendar days of receipt of the proposal and the proponent then fails to correct the deficiency within 14 calendar days of receipt of the company's deficiency notice.

In this case, the Proponent has failed timely to demonstrate that it meets the eligibility requirements set forth in Rule 14a-8(b), and consequently the Company may exclude the Proposal from its 2015 Proxy Materials. The timeline and background are as follows:

<u>November 19, 2014:</u> The Proponent sent the Proposal to the Company. The cover letter noted that the "record holder of the stock will provide appropriate verification of the Fund's beneficial ownership by separate letter," but no other materials relating to eligibility were attached or forthcoming. *See* Exhibit A.

<u>November 26, 2014:</u> After confirming that the Proponent was not a registered holder of Company securities, the Company sent a notice to the Proponent regarding the deficiencies (the "*Notice*"). The Notice, a copy of which is included in Exhibit B, was sent to the Proponent by facsimile, with an additional copy sent by UPS delivery (consistent with the Proponent's specifications) to both the Proponent and the Proponent's representative at the Laborers' International Union of North America Corporate Governance Project (the "*Representative*"). Evidence of facsimile delivery of the Notice to the Proponent on November 26, 2014, along with evidence of completed UPS delivery to each of the Proponent and the Representative on November 28, 2014, are also included in Exhibit B.

The Notice informed the Proponent that the materials it had submitted were insufficient to meet the requirements of Rule 14a-8(b) and requested that the Proponent send the necessary evidence of its eligibility to submit the Proposal. The Notice provided the Proponent with the relevant time period that must be covered in its proof of ownership materials and also provided further explanation of the kind of statements necessary to meet the applicable proof of ownership requirements. Also included in the Notice was a reminder to the Proponent that any response to the Notice must be postmarked or transmitted electronically no later than 14 days from the date the Proponent received the Notice. A copy of Rule 14a-8 was attached to the Notice.

In the 14 calendar days subsequent to the evidence of delivery both by facsimile and UPS delivery, the Company received no further written or other communication from the Proponent, its broker or bank, the Representative, or any other representative of the Proponent.

<u>December 17, 2014:</u> The Company sent the Proponent another letter, a copy of which is included in Exhibit B, notifying the Proponent that the Company had not received any of the information contemplated by Rule 14a-8(b)(2) in response to the Notice. Evidence of facsimile delivery of the December 17, 2014 letter to the Proponent, along with evidence from UPS that a hard copy of the letter was delivered on December 19, 2014 to both the Proponent and the Representative, are included in Exhibit B. To date, the Company has received no response to its December 17, 2014 letter.

<u>December 30, 2014:</u> The Company contacted the Representative by telephone to see whether the Proponent would withdraw the Proposal due to the lack of documentation and was informed that the Company should proceed with the request for no-action. No further information or documentation was provided to the Company at the time.

As indicated by precedent and Staff guidance, the proof of ownership requirements of Rule 14a-8(b) are "highly prescriptive," and the Staff has routinely concurred in the exclusion of proposals when proponents fail to provide documentary support demonstrating that the proponent has satisfied the ownership requirements as of the date the proposal was submitted. *See* Staff Legal Bulletin No. 14F (Oct. 11, 2011). *See also Andarko Petroleum Corporation* (Jan. 22, 2014) (concurring in the exclusion of a proposal pursuant to Rule 14(a)(f) and noting in particular that "this co-proponent appears not to have responded to [the Company's] request for documentary support indicating that the co-proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); *Marathon Petroleum Corp.* (Jan. 30, 2014) (concurring in the exclusion of a proposal where the proponent did not provide adequate assurance that the requisite amount of stock had been held for the one-year period prior to and including the submission date).

The Staff has consistently taken the position that, absent the necessary and timely documentary support establishing the minimum and continuing ownership requirements under Rule 14a-8(b), a proposal may be excluded under Rule 14a-8(f). *See Bank of America Corporation* (Jan. 16, 2013, *reconsid. denied* Mar. 14, 2013) (concurring in the exclusion of a proposal and noting that the "proponents appear to have failed to supply, within 14 days of receipt of [the company's] request, documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); *General Motors Company* (March 27, 2012) (same); *Verizon Communications, Inc.* (December 23, 2009) (same). In this instance, no documentary support whatsoever demonstrating the Proponent's eligibility to submit the Proposal has been submitted by the Proponent or its Representative. Thus, for the reasons stated above and in accordance with Rules 14a-8(b) and 14a-8(f), the Company intends to exclude the Proposal from its 2015 Proxy Materials.

II. The Proposal May Also Be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal is Materially False and Misleading.

A. *The Proposal directly conflicts with the existing bylaws of the Company, rendering the Proposal so vague and indefinite as to be impossible for stockholders or the Board to understand what actions should be taken.*

Rule 14a-8(i)(3) provides that a company may exclude a stockholder proposal if the proposal or supporting statements are so vague and indefinite so as to be inherently misleading. The Staff consistently has taken the position that a stockholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC,* 287 F.2d 773, 781 (8th Cir. 1961)

("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). Because the Proposal conflicts with existing provisions of the Company's bylaws without explanation or resolution, the Company believes neither the Board of Directors nor the stockholders can ascertain what actions the Proposal requires; it may accordingly be excluded from the Proxy Materials.

The Staff has permitted exclusion of proposals as vague and indefinite under Rule 14a-8(i)(3) when the proposal's implementation would directly conflict with existing bylaws and the proposal does not address the conflict. In *Deere & Company* (Nov. 4, 2013), the Staff concurred in the exclusion of a proposal calling for an "independent director who has not served as an executive officer of the company" as false and misleading. The proposal contradicted the company's existing bylaws that provided that the company's chairman serve as its chief executive officer and therefore must serve as an executive officer of the company. Because the proposal did not address this conflict, it was unclear whether the board would have been required to follow the company's bylaws or the policy requested by the proposal, and the proposal was excludable as being vague and indefinite. *See also USA Technologies, Inc.* (Mar. 27, 2013) (concurring in exclusion of proposal to have independent chair serve as chairman where bylaw called for chairman to serve as chief executive officer).

The Company's bylaws provide that the Chairman of the Board is an officer of the Company, with responsibilities that are in conflict with the policy of independence as called for in the Proposal. The relevant provisions of the Company's bylaws include:

> Section 4.01. Number. The officers of the Corporation shall be a Chairman of the Board, a Chief Executive Officer, a President, one or more Vice Presidents, a Secretary and a Treasurer. The Board may also elect one or more Assistant Secretaries and Assistant Treasurers. A person may hold more than one office providing the duties thereof can be consistently performed by the same person.
>
> Section 4.06. Chairman of the Board. The Chairman of the Board shall be an officer of the Corporation, subject to the control of the Board, and shall report directly to the Board. The Chairman of the Board shall play an active role in helping to build and lead the Corporation, working closely with the Chief Executive Officer to set the Corporation's strategy, and shall be the co-spokesman for the Corporation along with the Chief Executive Officer. The Chairman of the Board shall preside at all meetings of the stockholders and of the Board and shall have such other powers and duties as may be prescribed by the Board or by applicable law.

(A complete set of the Company's bylaws are set forth in Exhibit C).

The Company bylaws make the Chairman not only an officer of the Company (Sections 4.01 and 4.06), but give duties to the Chairman in Section 4.06 of "playing an active role in helping to build and lead the Corporation," "working closely with the Chief Executive Officer to set the Corporation's strategy," and being "the co-spokesman for the Corporation along with the Chief Executive Officer." Given this mandated role to actively build and lead the Company and set strategy for the Company, it would be very difficult for a board to conclude that any sitting Chairman involved in such policy-making could be deemed "independent" or "not an executive officer" under any standard. The proposal does not address, much less resolve, this conflict between the Company's bylaws and the policy set forth in the Proposal that the Chairman be independent. In circumstances where existing bylaws have conflicted with a proposal, the Staff has concurred in excluding proposals that fail to address the conflict. *See Deere & Company* (Nov. 4, 2013); *USA Technologies, Inc.* (Mar. 27, 2013); *Staples, Inc.* (Apr. 13, 2012) (excluding shareholder nomination bylaw amendment where proponent failed to address conflicting bylaw provision); *Bank Mutual Corp.* (Jan. 11, 2005) (excluding proposal on retirement age for directors that conflicted with removal provisions of bylaws). Because of the conflict discussed above, neither the Company's board nor its stockholders would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires It may therefore be excluded under Rule 14a-8(i)(3).

B. *The Supporting Statement misstates both law and fact, which makes the Proposal as a whole false and misleading, and the Proposal must be excluded.*

Rule 14a-8(i)(3) further provides that a company may exclude a shareholder proposal from its proxy materials if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials." Rule 14a-9 provides that no solicitation may be made by means of any proxy statement containing "any statement, which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In SLB 14B, the Staff stated that exclusion under Rule 14a-8(i)(3) is appropriate where the "company demonstrates objectively that a factual statement is materially false or misleading." *See, e.g., JPMorgan Chase & Co.* (Mar. 11, 2014, *reconsid. denied* Mar. 28, 2014) (concurring in the exclusion of a proposal as false and misleading because, among other things, it misrepresented the company's vote counting standard for electing directors, misrepresented the company's practices in following Staff guidance under Rule 14a-8(i)(12), and mischaracterized the company's treatment of abstentions); *General Electric Co.* (Jan. 6, 2009) (concurring in the exclusion of a proposal as false and misleading because it, among other things, made false and misleading statements regarding the company's vote counting standard for director elections); *Johnson & Johnson* (Jan. 31, 2007) (concurring in the exclusion of a proposal as false and misleading where the proposal concerned an advisory vote to approve the compensation committee report but contained misleading implications about SEC rules concerning the contents of the report).

In the first line of the Supporting Statement, the Proponent asserts that "[i]t is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, <u>including the Chief Executive Officer (CEO)</u>, in directing the corporation's business and affairs" (emphasis added). See Exhibit A. In fact, there is no such requirement under the Delaware General Corporation Law, federal securities law, or applicable New York Stock Exchange governance standards, and indeed the Proponent cites to none. The Proposal is accordingly false and misleading, as it asserts that the Company's board does in fact have this responsibility.

In *Entergy Corp.* (Feb. 14, 2007), the proposal asked that the board adopt a policy giving shareholders the opportunity to vote on an advisory resolution at each annual meeting to approve the compensation committee report, which would "give stockholders a clear voice that could help reduce excessive pay." The Staff concurred with the company's request to exclude the proposal under Rule 14a-8(i)(3), as it was false and misleading under applicable legal and regulatory standards to allow stockholders to believe that such an advisory vote would give stockholders a voice in reducing executive compensation, because neither the compensation committee report nor the advisory vote covered the topic under applicable legal and regulatory requirements. Similarly, this Proposal leads shareholders to believe that (i) there is an existing legal or regulatory standard requiring that the board must provide independent oversight over the CEO and (ii) by supporting the Proposal, that duty would be further effectuated. In *State Street Corporation* (Mar. 1, 2005), the proposal asked that the company take action to repeal its staggered board structure and thereby implement annual elections of directors. The proposal contained multiple erroneous citations to state law and suggested that certain provisions of law applied to the company and its directors when, in fact, they did not. The Staff concurred that the statements in the proposal and its supporting statement would mislead shareholders about the nature of the laws applicable to the company and the propriety of shareholders taking action under such laws, rendering the entire proposal materially false and misleading. This Proposal likewise misleads shareholders about the nature of the laws applicable to the Company and the propriety of shareholders taking action under such laws.

In the Supporting Statement, the Proponent also states in conclusion that "no matter how many independent trustees there are on the Board, that Board is less able to provide independent oversight of the officers if the Chairman of that Board is also the CEO of the Company." This statement is false and misleading, as the chairman of the board of the Company, contrary to the assertion in the Proposal, is not "also the CEO of the Company." The Company's most recent proxy statement on Schedule 14A, filed with the Commission on March 28, 2014, discloses that:

> Mr. Schwab, age 76, has been Chairman and a director of The Charles Schwab Corporation since its incorporation in 1986. Mr. Schwab served as Chief Executive Officer of the company *from 1986 to 1997 and from 2004 until 2008.* He served as Co-Chief Executive Officer of the company from 1998 to 2003. Mr. Schwab was a founder of Charles Schwab & Co., Inc. in 1971, has been its Chairman since 1978, and served as its Chief Executive Officer from 2004 until 2008.... Mr. Schwab's term expires in 2016. [Emphasis added.]

While, as discussed above, the Chairman under the Company's bylaws has duties to lead the company, set strategy, and serve as a spokesman along with the CEO, the Chairman is not the

CEO as falsely asserted in the conclusion to the Supporting Statement. These false and misleading statements contained in the Supporting Statement are contrary to Rule 14a-9, and the Proposal may also be properly excluded from the Company's 2015 Proxy Materials pursuant to Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials. If you have any questions or need additional information, please do not hesitate to contact the undersigned at (415) 667-1602.

Very truly yours,



Scott McMillen
Vice President & Associate General Counsel
Scott.McMillen@Schwab.com

Attachments

cc: Charles B. O'Neill (via facsimile 973-589-1180 and overnight mail)
Jennifer O'Dell (via email jodell@liuna.org and overnight mail)

Exhibit A
Proponent's Submission

HEAVY AND GENERAL LABORERS' FUNDS OF NEW JERSEY

Local 472 . Local 172

Joseph P. Madden Building . 700 Raymond Boulevard
Newark, New Jersey 07105
Phone: 973-589-5050   Fax: 973-589-1180

Sent Via Fax 888-368-6355

November 19, 2014

Ms. Carrie Dwyer
EVP, General Counsel and Corporate Secretary
The Charles Schwab Corporation
211 Main Street
San Francisco, CA 94105

Dear Ms. Dwyer,

On behalf of the Laborers' Local 472 & 172 Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Charles Schwab Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 10,334 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006. Please note, any written communication should be sent to the above address via U.S. Postal Service or UPS as the Laborers' have a policy of accepting only Union delivery.

Sincerely,



Charles B. O'Neill
General Manager

Cc. Jennifer O'Dell
Enclosure
CBO/ss

RESOLVED: That the stockholders of The Charles Schwab Corporation ("Charles Schwab" or "the Company") ask the board of directors to adopt a policy that, whenever possible, the board's chairman should be an independent director who has not previously served as an executive officer of the Company. The policy should be implemented so as not to violate any contractual obligation. The policy should also specify (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs. Currently Mr. Charles R. Schwab, former CEO of our Company is Chairman of the Board. We believe that this scheme may not adequately protect shareholders.

We believe that an independent Chairman who sets agendas, priorities and procedures for the board can enhance board oversight of management and help ensure the objective functioning of an effective board. We also believe that having an independent Chairman (in practice as well as appearance) can improve accountability to shareowners, and we view the alternative of having a lead outside trustee, even one with a robust set of duties, as not adequate to fulfil these functions.

A number of respected institutions recommend such separation. CalPERS' Corporate Core Principles and Guidelines state that "the independence of a majority of the Board is not enough"; "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management." In 2009 the Milstein Center at Yale School of Management issued a report, endorsed by a number of investors and board members, which recommended splitting the two positions as the default provision for U.S. companies. A commission of The Conference Board stated in a 2003 report: "Each corporation should give careful consideration to separating the offices of Chairman of the Board and CEO, with those two roles being performed by separate individuals. The Chairman would be one of the independent directors."

We believe that the recent economic crisis demonstrates that no matter how many independent trustees there are on the Board, that Board is less able to provide independent oversight of the officers if the Chairman of that Board is also the CEO of the Company.

We, therefore, urge shareholders to vote **FOR** this proposal.

Exhibit B
Correspondence and Evidence of Delivery

THE CHARLES SCHWAB CORPORATION
211 Main Street, San Francisco, California 94105

November 26, 2014

VIA FACSIMILE (973) 589-1180 AND OVERNIGHT MAIL

Charles B. O'Neill
General Manager
Heavy and General Laborers' Funds of New Jersey
Joseph P. Madden Building
700 Raymond Boulevard
Newark, N.J. 07105

Re: The Firefighters' Pension System Shareholder Proposal

Dear Mr. O'Neill:

The Charles Schwab Corporation (the "Company") has received your letter dated as of November 19, 2014, submitting a proposal on behalf of Heavy and General Laborers' Funds of New Jersey (the "Fund") under Rule 14a-8 of the proxy rules of the Securities and Exchange Commission (SEC). In accordance with that rule, we are notifying you of certain deficiencies we have identified in your submission that would preclude us from considering it for inclusion in our proxy statement for the 2015 annual meeting of stockholders.

The Company is unable to verify through its records that the Fund has been a stockholder of the Company in the amount and for the period of time required by Rule 14a-8(b) and therefore is unable to determine its eligibility to submit a proposal for consideration at the 2015 annual meeting of stockholders. Accordingly, we request that you provide the written information required by Rule 14a-8(b)(2) establishing ownership eligibility. This rule states that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the Company's securities *for at least one year* by the date on which you submitted the proposal (November 19, 2014). You must continue to hold those securities through the date of the annual meeting. There are two ways to demonstrate this under the SEC's rules: You may submit to us either –

- A written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year.

- or -

- A copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period began; your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

We have included for your reference a copy of Rule 14a-8 and direct your attention to the answer to Question 2, which gives detail on each of these methods.

We understand from your November 19 letter that the Fund intends to provide the required information under separate cover. In accordance with Rule 14a-8(f)(1), we inform you that your response to this letter must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this letter.

We have not made a determination whether your proposed submission may be excluded under Rule 14a-8(i) and intend to undertake such examination only upon receipt of a properly submitted proposal. If you have any questions regarding this letter, please direct them to my attention at the address set forth above or by telephone at (415) 667-1602.

Very truly yours,



Scott McMillen
Vice President and Associate General Counsel

Enclosure

cc: Jennifer O'Dell (via overnight mail)

Rule 14a-8. Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120

calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(*l*) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

HP LaserJet 200 colorMFP M276nw

Fax Confirmation

Nov-26-2014 3:26PM

Job	Date	Time	Type	Identification	Duration	Pages	Result
31	11/26/2014	3:24:08PM	Send	19735891180	2:30	6	OK

THE CHARLES SCHWAB CORPORATION
211 Main Street, San Francisco, California 94105

November 26, 2014

VIA FACSIMILE (973) 589-1180 AND OVERNIGHT MAIL

Charles B. O'Neill
General Manager
Heavy and General Laborers' Funds of New Jersey
Joseph P. Madden Building
700 Raymond Boulevard
Newark, N.J. 07105

Re: The Firefighters' Pension System Shareholder Proposal

Dear Mr. O'Neill:

The Charles Schwab Corporation (the "Company") has received your letter dated as of November 19, 2014, submitting a proposal on behalf of Heavy and General Laborers' Funds of New Jersey (the "Fund") under Rule 14a-8 of the proxy rules of the Securities and Exchange Commission (SEC). In accordance with that rule, we are notifying you of certain deficiencies we have identified in your submission that would preclude us from considering it for inclusion in our proxy statement for the 2015 annual meeting of stockholders.

The Company is unable to verify through its records that the Fund has been a stockholder of the Company in the amount and for the period of time required by Rule 14a-8(b) and therefore is unable to determine its eligibility to submit a proposal for consideration at the 2015 annual meeting of stockholders. Accordingly, we request that you provide the written information required by Rule 14a-8(b)(2) establishing ownership eligibility. This rule states that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the Company's securities *for at least one year* by the date on which you submitted the proposal (November 19, 2014). You must continue to hold those securities through the date of the annual meeting. There are two ways to demonstrate this under the SEC's rules: You may submit to us either –

- A written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year.

  \- or -

- A copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period began; your written statement that you

THE CHARLES SCHWAB CORPORATION
211 Main Street, San Francisco, California 94105

December 17, 2014

VIA FACSIMILE (973) 589-1180 AND OVERNIGHT MAIL

Charles B. O'Neill
General Manager
Heavy and General Laborers' Funds of New Jersey
Joseph P. Madden Building
700 Raymond Boulevard
Newark, N.J. 07105

Re: Heavy and General Laborers' Funds Shareholder Proposal

Dear Mr. O'Neill:

The Charles Schwab Corporation (the "Company") received no written information required by Rule 14a-8(b)(2) establishing ownership eligibility for the submission of the Heavy and General Laborers' Funds Shareholder Proposal in response to the Company's notice sent to you on November 26, 2014. We therefore do not plan to include the proposal in the Company's 2015 proxy statement. If you have any questions regarding this letter, please direct them to my attention at the address set forth above or by telephone at (415) 667-1602.

Very truly yours,



Scott McMillen
Vice President and Associate General Counsel

Enclosure

cc: Jennifer O'Dell (via overnight mail)

188593-1

* * * Communication Result Report (Dec. 17. 2014 2:57PM) * * *

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Date/Time: Dec. 17. 2014 2:56PM

File No.	Mode	Destination	Pg(s)	Result	Page Not Sent
3529	Memory TX	919735891180	P. 1	OK	

Reason for error
E. 1) Hang up or line fail
E. 2) Busy
E. 3) No answer
E. 4) No facsimile connection
E. 5) Exceeded max. E-mail size

THE CHARLES SCHWAB CORPORATION
211 Main Street, San Francisco, California 94105

December 17, 2014

VIA FACSIMILE (973) 589-1180 AND OVERNIGHT MAIL

Charles B. O'Neill
General Manager
Heavy and General Laborers' Funds of New Jersey
Joseph P. Madden Building
700 Raymond Boulevard
Newark, N.J. 07105

Re: Heavy and General Laborers' Funds Shareholder Proposal

Dear Mr. O'Neill:

The Charles Schwab Corporation (the "Company") received no written information required by Rule 14a-8(b)(2) establishing ownership eligibility for the submission of the Heavy and General Laborers' Funds Shareholder Proposal in response to the Company's notice sent to you on November 26, 2014. We therefore do not plan to include the proposal in the Company's 2015 proxy statement. If you have any questions regarding this letter, please direct them to my attention at the address set forth above or by telephone at (415) 667-1602.

Very truly yours,



Scott McMillen
Vice President and Associate General Counsel

Enclosure

cc: Jennifer O'Dell (via overnight mail)

188893-1

Exhibit C
Bylaws

FOURTH RESTATED BYLAWS OF THE CHARLES SCHWAB CORPORATION

(As Amended on July 28, 2009)
(As Amended on January 27, 2010)

ARTICLE I
OFFICES

Section 1.01. Registered Office. The registered office of The Charles Schwab Corporation (the "Corporation") in the State of Delaware shall be at 1209 Orange Street, Wilmington, Delaware, and the name of the registered agent at that address shall be the Corporation Trust Company.

Section 1.02. Principal Office. The principal office for the transaction of the business of the Corporation shall be at 211 Main Street, San Francisco, California. The Board of Directors (hereafter called the "Board") is hereby granted full power and authority to change said principal office from one location to another.

Section 1.03. Other Offices. The Corporation may also have an office or offices at such other place or places, either within or without the State of Delaware, as the Board may from time to time determine or as the business of the Corporation may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

Section 2.01. Annual Meetings. Annual meetings of the stockholders of the Corporation for the purpose of electing directors and for the transaction of such other proper business as may come before such meetings shall be held each year on a date and at a time designated by the Board.

Section 2.02. Special Meetings. Special meetings of the stockholders for any purpose or purposes may be called by the Chairman of the Board, the Board or a committee of the Board which has been duly designated by the Board and whose powers and authority, as provided in a resolution of the Board or in these Bylaws, include the power to call such meetings. Unless otherwise prescribed by statute, the Certificate of Incorporation or these Bylaws, special meetings may not be called by any other person or persons. No business may be transacted at any special meeting of stockholders other than such business as may be designated in the notice calling such meeting.

Section 2.03. Place of Meeting; Meetings by Remote Communication. The Board, the Chairman of the Board, or a committee of the Board, as the case may be, may designate the place of meeting for any annual meeting or for any special meeting of the stockholders called by the Board, the Chairman of the Board, or a committee of the Board. The Board may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held by means of remote communication in accordance with Delaware law.

Section 2.04. Notice of Meeting. Unless otherwise provided by law, written notice stating the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered by the Corporation not less than ten (10) days nor more than sixty (60) days before the date of the meeting, either personally or by mail, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid, addressed to the stockholder at his address as it appears on the stock transfer books of the Corporation. Such further notice shall be given as may be required by law. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Meetings may be held without notice if all stockholders entitled to vote are present (unless any stockholder is present at the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened), or if notice is waived by those not present in accordance with Section 8.02 of these Bylaws. Any previously scheduled meeting of the stockholders may be postponed, and (unless the Certificate of Incorporation otherwise provides) any special meeting of the stockholders may be canceled, by resolution of the Board upon public notice given prior to the date previously scheduled for such meeting of stockholders.

Section 2.05. Quorum and Adjournment. Except in the case of any meeting for the election of directors summarily ordered as provided by law, the holders of record of a majority in voting interest of the shares of stock of the Corporation entitled to be voted thereat, present in person or by proxy, shall constitute a quorum for the transaction of business at any meeting of the stockholders of the Corporation or any adjournment thereof. Where a separate vote by a class or classes is required, a majority of the outstanding shares of such class or classes, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and the affirmative vote of the majority of the shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class. In the absence of a quorum at any meeting or any adjournment thereof, a majority in voting interest of the shareholders present in person or by proxy and entitled to vote thereat or, in the absence therefrom of all stockholders, any officer entitled to preside at, or to act as secretary of such meeting may adjourn such meeting from time to time. The Chairman of the meeting or a majority of the shares so represented may adjourn the meeting from time to time, whether or not there is such a quorum. No notice of the time and place, if any, of adjourned meetings (or the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting) need be given except as required by law. No business may be transacted at a meeting in the absence of a quorum other than the adjournment of such meeting, except that if a quorum is present at the commencement of a meeting, business may be transacted until the meeting is adjourned even though the withdrawal of stockholders results in less than a quorum.

Section 2.06. Notice of Stockholder Business and Nominations.

(a) Annual Meetings of Stockholders.

(i) Nominations of persons for election to the Board and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (A) pursuant to the Corporation's notice of meeting, (B) by or at the direction of the Board or (C) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in this Bylaw, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Bylaw.

(ii) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (C) of paragraph (a)(i) of this Bylaw, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth (A) as to each person whom the stockholder proposes to nominate for election or re-election as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14a-11 thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (1) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner and (2) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner.

(iii) Notwithstanding anything in the second sentence of paragraph (a)(ii) of this Bylaw to the contrary, in the event that the number of directors to be elected to the Board of the Corporation is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board at least 70 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (i) by or at the direction of the Board or (ii) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this Bylaw, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this Bylaw. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation's notice of meeting, if the stockholder's notice required by paragraph (a)(ii) of this Bylaw shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 90th day prior to such special meeting and not later than the close of business on the later of the 60th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of a stockholder's notice as described above.

(c) General. (i) Only such persons who are nominated in accordance with the procedures set forth in this Bylaw shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Bylaw. Except as otherwise provided by law, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Bylaw and, if any proposed nomination or business is not in compliance with this Bylaw, to declare that such defective proposal or nomination shall be disregarded.

(i) For purposes of this Bylaw, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(ii) Notwithstanding the foregoing provisions of this Bylaw, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Bylaw. Nothing in this Bylaw shall be deemed to affect any rights (A) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (B) of the holders of any series of Preferred Stock to elect directors under specified circumstances.

Section 2.07. Voting.

(a) Each stockholder shall, at each meeting of the stockholders, be entitled to vote in person or by proxy each share or fractional share of the stock of the Corporation having voting rights on the matter in question and which shall have been held by him and registered in his name on the books of the Corporation:

(i) on the date fixed pursuant to Section 6.05 of these Bylaws as the record date for the determination of stockholders entitled to notice of and to vote at such meeting, or

(ii) if no such record date shall have been so fixed, then (a) at the close of business on the day next preceding the day on which notice of the meeting shall be given or (b) if notice of the meeting shall be waived, at the close of business on the day next preceding the day on which the meeting shall be held.

(b) Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors in such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes. Nothing in this section shall be construed as limiting the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity. Persons holding stock of the Corporation in a fiduciary capacity shall be entitled to vote such stock. Persons whose stock is pledging shall be entitled to vote, unless in the transfer by the pledgor on the books of the Corporation he shall have expressly empowered the pledgee to vote thereon, in which case only the pledgee, or his proxy, may represent such stock and vote thereon. Stock having voting power standing of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety or otherwise, or with respect to which two or more persons have the same fiduciary relationship, shall be voted in accordance with the provisions of the General Corporation Law of the State of Delaware.

(c) Any such voting rights may be exercised by the stockholder entitled thereto in person or by his proxy appointed by an instrument in writing, subscribed by such stockholder or by his attorney thereunto authorized and delivered to the secretary of the meeting; provided, however, that no proxy shall be voted or acted upon after three years from its date unless said proxy shall provide for a longer period. The attendance at any meeting of a stockholder who may theretofore have given a proxy shall not have the effect of revoking the same unless he shall in writing so notify the secretary of the meeting prior to the voting of the proxy. At any meeting of the stockholders all matters, except as otherwise provided in the Certificate of Incorporation, in these Bylaws or by law, shall be decided by the vote of a majority of the shares present in person or by proxy and entitled to vote thereat and thereon, a quorum being present. The vote at any meeting of the stockholders on any questions shall be by ballot and each ballot shall be signed by the stockholder voting, or by his proxy, if there be such proxy, and it shall state the number of shares voted. The chairman of the meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

Section 2.08. List of Stockholders. The Secretary of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting or (ii) during ordinary business hours at the principal place of business of the Corporation. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting during the duration thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then such list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

Section 2.09. Inspectors of Election. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to act at the meeting. If no inspector or alternate is able to act at a meeting of stockholders, the chairman of such meeting shall appoint one or more inspectors to act at the meeting. Each inspector so appointed shall first sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors shall ascertain the number of shares outstanding and the voting power of each, determine the shares represented at a meeting and the validity of proxies and ballots, count all votes and ballots, determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. Reports of the inspectors shall be in writing and subscribed and delivered by them to the Secretary of the Corporation. The inspectors may appoint or retain other persons or entities to assist them in the performance of their duties as inspectors. The inspectors need not be stockholders of the Corporation, and any officer of the Corporation may be an inspector on any question other than a vote for or against a proposal in which he shall have a material interest.

Section 2.10. No Stockholder Action by Written Consent. Except as otherwise fixed by or pursuant to the provisions of Article FOURTH of the Certificate of Incorporation relating to the rights of holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation with respect to such class or series of stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such stockholders.

ARTICLE III
BOARD OF DIRECTORS

Section 3.01. General Powers. The property, business and affairs of the Corporation shall be managed by or under the direction of the Board.

Section 3.02. Number, Election and Terms. Except as otherwise fixed by or pursuant to the provisions of Article FOURTH of the Certificate of Incorporation relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional directors under specified circumstances, the number of the directors of the Board of the Corporation shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of directors which the Corporation would have if there were no vacancies. Commencing with the 1996 annual meeting of stockholders, the directors, other than those who may be elected by the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as is reasonably possible, one class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 1997, the second class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 1998, and the third class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 1999, with each director to hold office until his or her successor is duly elected and qualified. At each annual meeting of the stockholders of the Corporation, commencing with the 1997 annual meeting, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election, with each director to hold office until his or her successor shall have been duly elected and qualified.

Section 3.03. Procedure for Election of Directors; Required Vote. Election of directors at all meetings of the stockholders at which directors are to be elected shall be by ballot, and, except as otherwise fixed by or pursuant to the provisions of Article FOURTH of the Certificate of Incorporation relating to the rights to the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, each director to be elected by stockholders shall be elected by the vote of the majority of the votes cast at any meeting for the election of directors at which a quorum is present. For purposes of this Bylaw, a majority of votes cast shall mean that the number of shares voted "for" a director's election exceeds 50% of the number of votes cast with respect to that director's election. Votes cast shall exclude abstentions with respect to that director's election. Notwithstanding the foregoing, in the event of a contested election of directors, directors shall be elected by the vote of a plurality of the votes cast at any meeting for the election of directors at which a quorum is present. For purposes of this Bylaw, a contested election shall mean any election of directors in which the number of candidates for election as directors exceeds the number of directors to be elected, with the determination thereof being made by the Secretary within 30 days following the close of the applicable notice of nomination period set forth in Section 2.06 based on whether one or more notices of nomination were timely filed in accordance with said Section 2.06 (provided that the determination that an election is a "contested election" shall be determinative only as to the timeliness of a notice of nomination and not otherwise as to its validity). If, prior to the time the Company mails its initial proxy statement in connection with such election of directors, one or more notices of nomination are withdrawn such that the number of candidates for election as director no longer exceeds the number of directors to be elected, the election shall not be considered a contested election.

Section 3.04. Resignations. Any director of the Corporation may resign at any time by giving written notice to the Board or to the Secretary of the Corporation. Any such resignation shall take effect at the time specified therein, or, if the time be not specified, it shall take effect immediately upon its receipt; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.05. Removal. Subject to the rights of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, any director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of 80% of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

Section 3.06. Vacancies. Subject to applicable law and except as otherwise provided for or fixed by or pursuant to the provisions of Article FOURTH of the Certificate of Incorporation relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, and unless the Board of Directors otherwise determines, vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, and directors so chosen shall hold office for a term expiring at the annual meeting of stock-holders at which the term of office of the class to which they have been elected expires and until such director's successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the Board of Directors of the Corporation shall shorten the term of any incumbent director.

Section 3.07. Place of Meeting, Etc. The Board may hold any of its meetings at such place or places within or without the State of Delaware as the Board may from time to time by resolution designate or as shall be designated by the person or persons calling the meeting or in the notice or a waiver of notice of any such meeting. Directors may participate in any regular or special meeting of the Board by means of conference telephone or similar communications equipment pursuant to which all persons participating in the meeting of the Board can hear each other, and such participation shall constitute presence in person at such meeting.

Section 3.08. First Meeting. The Board shall meet as soon as practicable after each annual election of directors and notice of such first meeting shall not be required.

Section 3.09. Regular Meetings. Regular meetings of the Board may be held at such times as the Board shall from time to time by resolution determine. If any day fixed for a regular meeting shall be a legal holiday at the place where the meeting is to be held, then the meeting shall be held at the same hour and place on the next succeeding business day not a legal holiday. Except as provided by law, notice of regular meetings need not be given.

Section 3.10. Special Meetings. Special meetings of the Board may be called by the Chairman of the Board of Directors or the Chief Executive Officer. Notice of any special meeting of directors shall be given to each director at his business or residence in writing by hand delivery, first-class or overnight mail or courier service, telegram or facsimile transmission, electronic mail or electronic messaging system, or orally by telephone. If mailed by first-class mail, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least five (5) days before such meeting. If by telegram, overnight mail or courier service, such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company or the notice is delivered to the overnight mail or courier service company at least twenty-four (24) hours before such meeting. If by facsimile transmission, electronic mail, or electronic messaging system, such notice shall be deemed adequately delivered when the notice is transmitted at least twelve (12) hours before such meeting. If by telephone or by hand delivery, the notice shall be given at least twelve (12) hours prior to the time set for the meeting. Such notice may be waived by any director and any meeting shall be a legal meeting without notice having been given if all the directors shall be present thereat or if those not present shall, either before or after the meeting, sign a written waiver of notice of, or a consent to, such meeting or shall after the meeting sign the approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or be made a part of the minutes of the meeting.

Section 3.11. Quorum and Manner of Acting. Except as otherwise provided in the Certificate of Incorporation or these Bylaws or by law, the presence of a majority of the total number of directors then in office shall be required to constitute a quorum for the transaction of business at any meeting of the Board. Except as otherwise provided in the Certificate of Incorporation or these Bylaws or by law, all matters shall be decided at any such meeting, a quorum being present, by the affirmative votes of a majority of the directors present. In the absence of a quorum, a majority of directors present at any meeting may adjourn the same from time to time until a quorum shall be present. Notice of any adjourned meeting need not be given. The directors shall act only as a Board, and the individual directors shall have no power as such.

Section 3.12. Action by Consent. Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

Section 3.13. Compensation. The directors shall receive only such compensation for their services as directors as may be allowed by resolution of the Board. The Board may also provide that the Corporation shall reimburse each such director for any expense incurred by him on account of his attendance at any meetings of the Board or Committees of the Board. Neither the payment of such compensation nor the reimbursement of such expenses shall be construed to preclude any director from serving the Corporation or its subsidiaries in any other capacity and receiving compensation therefor.

Section 3.14. Executive Committee. There may be an Executive Committee of two or more directors appointed by the Board, who may meet at stated times, or in notice to all by any of their own number, during the intervals between the meetings of the Board; they shall advise and aid the officers of the Corporation in all matters concerning its interest and the management of its business, and generally perform such duties and exercise such powers as may be directed or delegated by the Board from time to time. The Board of Directors may also designate, if it desires, other directors as alternate members who may replace any absent or disqualified member of the Executive Committee at any meeting thereof. To the full extent permitted by law, the Board may delegate to such committee authority to exercise all the powers of the Board while the Board is not in session. Vacancies in the membership of the committee shall be filled by the Board at a regular meeting or at a special meeting for that purpose. In the absence or disqualification of any member of the Executive Committee and any alternate member in his or her place, the member or members of the Executive Committee present at the meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may, by unanimous vote, appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member. The Executive Committee shall keep written minutes of its meeting and report the same to the Board when required. The provisions of Sections 3.09, 3.10, 3.11 and 3.12 of these Bylaws shall apply, mutatis mutandis, to any Executive Committee of the Board.

Section 3.15. Other Committees. The Board may, by resolution passed by a majority of the whole Board, designate one or more other committees, each such committee to consist of one or more of the directors of the Corporation. The Board of Directors may also designate, if it desires, other directors as alternate members who may replace any absent or disqualified member of any such committee at any meeting thereof. To the full extent permitted by law, any such committee shall have and may exercise such powers and authority as the Board may designate in such resolution. Vacancies in the membership of a committee shall be filled by the Board at a regular meeting or a special meeting for that purpose. Any such committee shall keep written minutes of its meeting and report the same to the Board when required. In the absence or disqualification of any member of any such committee and any alternate member or members of any such committee present at the meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may, by unanimous vote, appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member. The provisions of Section 3.09, 3.10, 3.11 and 3.12 of these Bylaws shall apply, mutatis mutandis, to any such committee of the Board.

ARTICLE IV
OFFICERS

Section 4.01. Number. The officers of the Corporation shall be a Chairman of the Board, a Chief Executive Officer, a President, one or more Vice Presidents, a Secretary and a Treasurer. The Board may also elect one or more Assistant Secretaries and Assistant Treasurers. A person may hold more than one office providing the duties thereof can be consistently performed by the same person.

Section 4.02. Other Officers. The Board may appoint such other officers as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

Section 4.03. Election. Each of the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 4.02 or Section 4.05 of this Article, shall be chosen annually by the Board and shall hold his office until he shall resign or shall be removed or otherwise disqualified to serve, or his successor shall be elected and qualified.

Section 4.04. Salaries. The salaries of all executive officers of the Corporation shall be fixed by the Board or by such committee of the Board as may be designated from time to time by a resolution adopted by a majority of the Board.

Section 4.05. Removal; Vacancies. Subject to the express provisions of a contract authorized by the Board, any officer may be removed, either with or without cause, at any time by the Board or by any officer upon whom such power of removal may be conferred by the Board. Any vacancy occurring in any office of the Corporation shall be filled by the Board.

Section 4.06. Chairman of the Board. The Chairman of the Board shall be an officer of the Corporation, subject to the control of the Board, and shall report directly to the Board. The Chairman of the Board shall play an active role in helping to build and lead the Corporation, working closely with the Chief Executive Officer to set the Corporation's strategy, and shall be the co-spokesman for the Corporation along with the Chief Executive Officer. The Chairman of the Board shall preside at all meetings of the stockholders and of the Board and shall have such other powers and duties as may be prescribed by the Board or by applicable law.

Section 4.07. Chief Executive Officer. The Chief Executive Officer shall be an officer of the Corporation and shall have general supervision and direction over the business and affairs of the Corporation, subject to the control of the Board and the provisions of Section 4.06 of this Article IV, and shall report directly to the Board. The Chief Executive Officer shall see that all orders and resolutions of the Board are carried into effect; shall, if present and in the absence of the Chairman of the Board, preside at meetings of the stockholders and of the Board; and in general shall exercise all powers and perform all duties as may from time to time be assigned to the Chief Executive Officer by the Board or as may be prescribed in these Bylaws.

Section 4.08. The President. The President shall perform such senior duties in connection with the operations of the Corporation as the Chief Executive Officer of the Corporation, or, if the President and the Chief Executive Officer are the same person, the Board, shall from time to time determine. The President shall report directly to the Chief Executive Officer unless the President and the Chief Executive Officer are the same person, in which case the President shall report directly to the Board. In the absence of the Chief Executive Officer or in the event of his inability or refusal to act, the President shall perform the duties of the Chief Executive Officer and, when so acting, shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer.

Section 4.09. The Vice Presidents. In the absence of the President or in the event of his inability or refusal to act, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Vice Presidents shall perform such other duties and have such other powers as the Board may from time to time prescribe.

Section 4.10. The Secretary and Assistant Secretary. The Secretary shall attend all meetings of the Board and all meetings of the stockholders and record all the proceedings of the meetings of the Corporation and of the Board in a book to be kept for that purpose and shall perform like duties for the standing and special committees of the Board when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board, and shall perform such other duties as may be prescribed by the Board or Chief Executive Officer, under whose supervision he shall act. He shall have custody of the corporate seal of the Corporation and he, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and, when so affixed, it may be attested by his signature or by the signature of such assistant secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature.

The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the Board (or if there be no such determination, then in the order of their election), shall, in the absence of the Secretary or in the event of his inability or his refusal to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board may from time to time prescribe.

Section 4.11. The Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board.

He shall disburse the funds of the Corporation as may be ordered by the Board, making proper vouchers for such disbursements, and shall render to the Chief Executive Officer and the Board, at its regular meetings, or when the Board so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation.

If required by the Board, he shall give the Corporation a bond (which shall be renewed every six (6) years) in such sum and with such surety or sureties as shall be satisfactory to the Board for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

Section 4.12. The Assistant Treasurer. The Assistant Treasurer, or if there be more than one, the assistant treasurers in the order determined by the Board (or if there be no such determination, then in the order of their election), shall, in the absence of the Treasurer or in the event of his inability or refusal to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board may from time to time prescribe.

ARTICLE V
CONTRACTS, CHECKS, DRAFTS, BANK ACCOUNTS, ETC.

Section 5.01. Checks, Drafts, Etc. All checks, drafts or other orders for payment of money, notes or other evidence of indebtedness payable by the Corporation and all contracts or agreements shall be signed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the Board. Each such person or persons shall give such bond, if any, as the Board may require.

Section 5.02. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board may select, or as may be selected by any officer or officers, assistant or assistants, agent or agents, or attorney or attorneys of the Corporation to whom such power shall have been delegated by the Board. For the purpose of deposit and for the purpose of collection for the account of the Corporation, the Chief Executive Officer or President, any Vice President or the Treasurer (or any other officer or officers, assistant or assistants, agent or agents, or attorney or attorneys of the Corporation who shall from time to time be determined by the Board) may endorse, assign and deliver checks, drafts and other orders for the payment of money which are payable to the order of the Corporation.

Section 5.03. General and Special Bank Accounts. The Board may from time to time authorize the opening and keeping of general and special bank accounts with such banks, trust companies or other depositories as the Board may select or as may be selected by any officer or officers, assistant or assistants, agent or agents, or attorney or attorneys of the Corporation to whom such power shall have been delegated by the Board. The Board may make such special rules and regulations with respect to such bank accounts, not inconsistent with the provisions of these Bylaws, as it may deem expedient.

ARTICLE VI
SHARES AND THEIR TRANSFER

Section 6.01. Certificates for Stock. Every owner of stock of the Corporation shall be entitled to have a certificate or certificates, to be in such form as the Board shall prescribe, certifying the number and class of shares of the stock of the Corporation owned by him. The certificates representing shares of such stock shall be numbered in the order in which they shall be issued and shall be signed in the name of the Corporation by the Chairman, Vice Chairman, Chief Executive Officer or President or a Vice President, and by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer. Any of or all of the signatures on the certificates may be a facsimile. In case any officer, transfer agent or registrar who has signed, or whose facsimile signature has been placed upon, any such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may nevertheless be issued by the Corporation with the same effect as though the person who signed such certificate, or whose facsimile signature shall have been placed thereupon, were such officer, transfer agent or registrar at the date of issue. A record shall be kept of the respective names of the persons, firms or corporations owning the stock represented by such certificates, the number and class of shares represented by such certificates, respectively, and the respective dates thereof, and in case of cancellation, the respective dates of cancellation. Every certificate surrendered to the Corporation for exchange or transfer shall be canceled, and no new certificate or certificates shall be issued in exchange for any existing certificate until such existing certificate shall have been so canceled, except in cases provided for in Section 6.04.

Section 6.02. Transfers of Stock. Transfers of shares of stock of the Corporation shall be made only on the books of the Corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary, or with a transfer clerk or a transfer agent appointed as provided in Section 6.03, and upon surrender of the certificate or certificates for such shares properly endorsed and the payment of all taxes thereon. The person in whose name shares of stock stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation. Whenever any transfer of shares shall be made for collateral security, and not absolutely, such fact shall be so expressed in the entry of transfer if, when the certificate or certificates shall be presented to the Corporation for transfer, both the transferor and the transferee request the Corporation to do so.

Section 6.03. Regulations. The Board may make such rules and regulations as it may deem expedient, not inconsistent with these Bylaws, concerning the issue, transfer and registration of certificates for shares of the stock of the Corporation. It may appoint, or authorize any officer or officers to appoint, one or more transfer clerks or one or more transfer agents and one or more registrars, and may require all certificates for stock to bear the signature or signatures of any of them.

Section 6.04. Lost, Stolen, Destroyed, and Mutilated Certificates. In any case of loss, theft, destruction or mutilation of any certificate of stock, another may be issued in its place upon proof of such loss, theft, destruction or mutilation and upon the giving of a bond of indemnity to the Corporation in such form and in such sum as the Board may direct; provided, however, that a new certificate may be issued without requiring any bond when, in the judgment of the Board, it is proper so to do.

Section 6.05. Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders, or to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action except for consenting to corporate action in writing without a meeting, the Board of Directors may fix a record date, which shall not precede the date the resolution fixing the record date is adopted and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of any meeting of stockholders, nor more than sixty (60) days prior to the time for such other action as herein before described; provided, however, that if no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held and, for determining stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of any change, conversion or exchange of stock or any other lawful action except for consenting to corporate action in writing without a meeting, the record date shall be the close of business on the day on which the Board of Directors adopts a resolution relating thereto.

For purposes of determining the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted, as of which shall be determined the stockholders of record entitled to consent to corporate action in writing without a meeting. If no record date has been fixed by the Board of Directors and no prior action by the Board of Directors is required by the Delaware General Corporation Law, the record date shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in the manner prescribed in Section 2.09 hereof. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by the Delaware General Corporation Law with respect to the proposed action, the record date for determining stockholders entitled to consent to corporate action in writing shall be the close of business on the day in which the Board of Directors adopts the resolutions taking such prior action.

ARTICLE VII
INDEMNIFICATION

Section 7.01. Indemnification of Officers, Directors, Employees and Agents; Insurance.

(a) Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, trustee, agent or fiduciary of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, trustee, agent, fiduciary, or in any other capacity, while serving as a director, officer, employee, agent, trustee or fiduciary of another corporation shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitees in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee, trustee, agent, fiduciary or in any other capacity, and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that except as provided in paragraph (c) hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized or is subsequently ratified by the Board of Directors of the Corporation. The Corporation shall not be liable to indemnify the indemnitee with regard to any award in any proceeding if the Corporation was not given a reasonable and timely opportunity, at its expense, to meaningfully participate in the defense of such proceeding.

(b) Right to Advancement of Expenses. The right to indemnification conferred in paragraph (a) of this Section shall include the right to be paid by the Corporation the expenses (including attorneys' fees) incurred in defending any proceeding for which such right to indemnification is applicable in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Delaware

General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise.

(c) To obtain indemnification under this Bylaw, a claimant shall submit to the Corporation a written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant is entitled to indemnification. Upon written request by a claimant for indemnification pursuant to the first sentence of this paragraph (c), a determination, if required by applicable law, with respect to the claimant's entitlement thereto shall be made as follows: (1) if requested by the claimant, by Independent Counsel (as hereinafter defined), or (2) if no request is made by the claimant for a determination by Independent Counsel, (i) by the Board by a majority vote of a quorum consisting of Disinterested Directors (as hereinafter defined), or (ii) if a quorum of the Board consisting of Disinterested Directors is not obtainable or, even if obtainable, such quorum of Disinterested Directors so directs, by Independent Counsel in a written opinion to the Board, a copy of which shall be delivered to the claimant, or (iii) if a quorum of Disinterested Directors so directs, by the stockholders of the Corporation. In the event the determination of entitlement to indemnification is to be made by Independent Counsel at the request of the claimant, the Independent Counsel shall be selected by the Board unless there shall have occurred within two years prior to the date of the commencement of the action, suit or proceeding for which indemnification is claimed a "Change of Control" as defined in the Senior Executive Severance Policy, in which case the Independent Counsel shall be selected by the claimant unless the claimant shall request that such selection be made by the Board. If is so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within 10 days after such determination.

(d) Right of Indemnitee to Bring Suit. The rights to indemnification and to the advancement of expenses conferred in paragraphs (a) and (b) of this Section shall be a contract between the Corporation and each director or officer of the Corporation who serves or served in such capacity at any time while this Article VII is in effect. Any repeal or modification of this Article VII or any repeal or modification of relevant provisions of the Delaware General Corporation Law or any other applicable laws shall not in any way diminish any rights to indemnification of such director or officer or the obligations of the Corporation hereunder. If a claim under paragraph (a) or (b) of this Section is not paid in full by the Corporation within thirty (30) days after a written claim pursuant to paragraph (c) has been received by the Corporation, or in the case of a claim for advancement of expenses, in which case the applicable period shall also be thirty (30) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its board of directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Section or otherwise shall be on the Corporation.

(e) Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's certificate of incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

(f) Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law, provided that such insurance is available on acceptable terms, which determination shall be made by the Board of Directors or by a committee thereof.

(g) Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent and in accordance with the terms authorized from time to time by the board of directors, grant rights to indemnification, and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Section with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

(h) For purposes of this Section, references to "the Corporation" shall include, in addition to the Corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Section with respect to the Corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this Section, references to "serving at the request of the Corporation" shall include any service as director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Section.

(j) Notwithstanding anything else in this Article VII, in the event that the express provisions of the Delaware General Corporation Law relating to indemnification of, or advancement of expenses by the Corporation to, persons eligible for indemnification or advancement of expenses under this Article VII are amended to permit broader indemnification or advancement of expenses, then the Corporation will provide such indemnification and advancement of expenses to the maximum extent permitted by the Delaware General Corporation Law.

(k) If this Article VII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each indemnitee of the Corporation as to costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation, to the full extent permitted by any applicable portion of this Article VII that shall not have been invalidated and to the full extent permitted by applicable law.

(l) Notwithstanding anything else in this Article VII, at any and all times at which the Corporation is subject to the provisions of the California Corporations Code by virtue of the operation of Section 2115 thereof or otherwise, the indemnification and advancement of expenses provided by, or granted pursuant to, this Article VII shall be in all respects limited by the provisions of the California Corporations Code made applicable by such Section 2115 (or such other provision of California law).

(m) If a determination shall have been made pursuant to paragraph (c) of this Bylaw that the claimant is entitled to indemnification, the Corporation shall be bound by such determination in any judicial proceeding commenced pursuant to paragraph (d) of this Bylaw.

(n) The Corporation shall be precluded from asserting in any judicial proceeding commenced pursuant to paragraph (d) of this Bylaw that the procedures and presumptions are not valid, binding and enforceable and shall stipulate in such proceeding that the Corporation is bound by all the provisions of this Bylaw.

(o) For purposes of this Bylaw:

(i) "Disinterested Director" means a director of the Corporation who is not and was not a party to the matter in respect of which indemnification is sought by the claimant.

(ii) "Independent Counsel" means a law firm, a member of a law firm, or and independent practitioner, that is experienced in matters of corporation law and shall include any person who, under the applicable standards of professional conduct then prevailing, would not have a conflict of interest in representing either the Corporation or the claimant in an action to determine the claimant's rights under this Bylaw.

ARTICLE VIII
MISCELLANEOUS

Section 8.01. Seal. The Board shall provide a corporate seal, which shall be in the form of a circle and shall bear the name of the Corporation and words and figures showing that the Corporation was incorporated in the State of Delaware and the year of incorporation.

Section 8.02. Waiver of Notices. Whenever notice is required to be given by these Bylaws or the Certificate of Incorporation or by law, the person entitled to said notice may waive such notice in writing, either before or after the time stated therein, and such waiver shall be deemed equivalent to notice.

Section 8.03. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board.

Section 8.04. Amendments. These Bylaws may be altered, amended or repealed at any meeting of the Board or of the stockholders, provided notice of the proposed change was given in the notice of the meeting and, in the case of a meeting of the Board, in a notice given not less than two days prior to the meeting; *provided, however,* that, in the case of amendments by stockholders, notwithstanding any other provisions of these Bylaws or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the capital stock of the Corporation required by law, the Certificate of Incorporation of these Bylaws, the affirmative vote of the holders of at least 80% of the total voting power of all the then outstanding shares of Voting Stock of the Corporation, voting together as a single class, shall be required to alter, amend or repeal this Section 8.04 or any provision of Sections 2.06, 2.10, 3.02, 3.05 and 3.06 of these Bylaws.

Section 8.05. Voting Stock. Any person so authorized by the Board, and in the absence of such authorization, the Chairman of the Board, the Chief Executive Officer or President or any Vice President, shall have full power and authority on behalf of the Corporation to attend and to act and vote at any meeting of the stockholders of any corporation in which the Corporation may hold stock and at any such meeting shall possess and may exercise any and all rights and powers which are incident to the ownership of such stock and which as the owner thereof the Corporation might have possessed and exercised if present. The Board by resolution from time to time may confer like powers upon any other person or persons.